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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*




                              Schlotzsky's Inc.
                   -----------------------------------------
                               (Name of Issuer)

                                 Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                  806832101
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 Pages


SEC 1745 (2-95)

CUSIP NO. 806832101                 13G                   PAGE  2  OF 5  PAGES


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Munder Capital Management


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                    5    SOLE VOTING POWER

                             742,095


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                0
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                    742,095


                    8    SHARED DISPOSITIVE POWER

                             0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         742,095



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.0%


12   TYPE OF REPORTING PERSON*

         IA


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 806832101                13G                         Page 3 of 5 Pages


ITEM 1.
           (a)     Name of Issuer:

                   Schlotzsky's, Inc. (the "Company")

           (b)     Address of Issuer's Principal Executive Offices:

                   200 West Fourth Street
                   Austin, TX 78701

ITEM 2.
           (a)     Name of Person Filing:

                   Munder Capital Management ("Munder")

           (b)     Address of Principal Business Office, if none, Residence:

                   Munder Capital Center
                   480 Pierce Street, Suite 300
                   P.O. Box 3043
                   Birmingham, MI 48012-3043

           (c)     Citizenship:

                   Munder is a general partnership formed under the laws of the State of Delaware

           (d)     Title of Class of Securities:

                   Common Stock

           (e)     CUSIP Number:

                   806832101

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b),
                   CHECK WHETHER THE PERSON FILING IS A:

/X/        (e)     Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940

CUSIP NO. 806832101                13G                         Page 4 of 5 Pages

ITEM 4. OWNERSHIP.

           (a)     Amount Beneficially Owned:

                   742,095 shares of Common Stock

           (b)     Percent of Class

                   10.03%

           (c)     Number of shares as to which such person has:

                   (i)      sole power to vote or direct the vote:

                                    742,095

                   (ii)     shared power to vote or direct the vote:

                                    0

                   (iii) sole power to dispose or to direct the disposition of:

                                    742,095

                   (iv) shared power to dispose or direct the disposition of:

                                    0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                   Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                   While Munder is the beneficial owner of the shares of Common Stock of the Company, Munder is the beneficial owner of such stock on behalf of numerous clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. No such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                   Not Applicable

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                   Not Applicable

CUSIP NO. 806832101                13G                         Page 5 of 5 Pages


ITEM 9.            NOTICE OF DISSOLUTION OF GROUP

                   Not Applicable


ITEM 10.           CERTIFICATION

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any such transaction having such purposes or effect.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          MUNDER CAPITAL MANAGEMENT,
                                          a Delaware general partnership



                                          By:  /s/ Terry H. Gardner
                                               ------------------------

Dated: 9/10/98                            Its:  Vice President and CFO
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